FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 31, 2020
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Capital and risk management
Credit risk – Trading activities continued
Derivatives
The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS 9. A significant proportion (more than 90%) of the derivatives relate to trading activities in NatWest Markets. The table also includes hedging derivatives in Treasury.

	30 June 2020							31 December 2019
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						195,492	192,888		160,942	158,603
IFRS offset						(12,073)	(13,029)		(10,913)	(11,724)
Carrying value	3,929	5,042	5,931	1,951	16,853	183,419	179,859	15,063	150,029	146,879
Of which:
Interest rate (1)
Interest rate swaps						112,520	106,842		89,646	86,123
Options purchased						26,614	-		15,300	-
Options written						-	26,463		-	13,198
Futures and forwards						3	3		11	10
Total	3,560	3,428	5,312	905	13,205	139,137	133,308	11,293	104,957	99,331
Exchange rate
Spot, forwards and futures						25,169	25,250		30,348	30,728
Currency swaps						12,442	13,894		8,795	10,296
Options purchased						6,475	-		5,649	-
Options written						-	7,019		-	6,117
Total	367	1,607	610	1,046	3,630	44,086	46,163	3,750	44,792	47,141
Credit	2	5	9	-	16	177	370	17	280	359
Equity and commodity	-	2	-	-	2	19	18	3	-	48
Carrying value					16,853	183,419	179,859	15,063	150,029	146,879

Counterparty mark-to-market netting						(150,183)	(150,183)		(122,697)	(122,697)
Cash collateral						(22,739)	(20,306)		(18,685)	(17,296)
Securities collateral						(5,654)	(2,966)		(4,292)	(1,276)
Net exposure						4,843	6,404		4,355	5,610

Banks (2)						296	686		621	857
Other financial institutions (3)						1,549	3,884		1,020	4,088
Corporate (4)						2,783	1,721		2,452	639
Government (5)						215	113		262	26
Net exposure						4,843	6,404		4,355	5,610

UK						3,156	3,971		2,052	3,153
Europe						1,023	1,537		1,393	1,898
US						315	599		428	331
RoW						349	297		482	228
Net exposure						4,843	6,404		4,355	5,610

Asset quality of uncollateralised derivative assets
AQ1-AQ4						3,706			3,361
AQ5-AQ8						981			972
AQ9-AQ10						156			22
Net exposure						4,843			4,355

Notes:
(1)
The notional amount of interest rate derivatives included £9,263 billion (31 December 2019 – £7,090 billion) in respect of contracts cleared through central clearing counterparties.
(2)
Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions for example China where the collateral agreements are not deemed to be legally enforceable.
(3)
Transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group’s external rating.
(4)
Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5)
Sovereigns and supranational entities with one-way collateral agreements in their favour.

Capital and risk management
Credit risk – Trading activities continued
Debt securities
The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch. A significant proportion (more than 95%) of these positions are trading securities in NatWest Markets.
	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
30 June 2020	£m	£m	£m	£m	£m	£m
AAA	-	-	2,265	934	3	3,202
AA to AA+	-	4,570	3,377	678	52	8,677
A to AA-	4,515	-	1,608	345	85	6,553
BBB- to A-	-	-	4,773	625	1,064	6,462
Non-investment grade	-	-	58	149	90	297
Unrated	-	-	-	328	43	371
Total	4,515	4,570	12,081	3,059	1,337	25,562
Short positions	(4,210)	(1,801)	(12,883)	(1,442)	(122)	(20,458)

31 December 2019
AAA	-	-	2,197	1,188	5	3,390
AA to AA+	4,897	5,458	2,824	333	87	13,599
A to AA-	-	-	3,297	755	109	4,161
BBB- to A-	-	-	6,508	872	895	8,275
Non-investment grade	-	-	76	298	150	524
Unrated	-	-	-	420	48	468
Total	4,897	5,458	14,902	3,866	1,294	30,417
Short positions	(4,340)	(1,392)	(13,749)	(1,620)	(86)	(21,187)

Key point
Fitch downgraded the UK’s Long-Term Issuer Default Rating to AA-, from AA, in Q1 2020.

Capital and risk management
Non-traded market risk
Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments
●
The outbreak of Covid-19 triggered exceptional volatility in non-traded market risk factors in March 2020 and a global sell-off across all asset classes. This notably affected credit spreads (the spread between bond yield and swap rates) arising from the liquidity portfolios held by Treasury and resulted in a sharp increase in total non-traded VaR for H1 2020.

●
The Bank of England cut the UK base rate in March 2020, from 0.75% to 0.10%. In response, NatWest Group reduced customer deposit rates, but by less than the cut in base rate, resulting in margin compression. Given the very low levels of interest rates, scope to reduce deposit rates is constrained.

●
The five-year sterling interest rate swap rate fell to 0.13% at 30 June 2020 from 0.81% at 31 December 2019. The corresponding ten-year rate fell to 0.25% from 0.93%. The structural hedge provides some protection against volatility in interest rates. As a result, the move in the structural hedge yield over the same period was less material, falling to 1.12% from 1.18%.

●
During H1 2020, NatWest Group continued to make progress on the transition from LIBOR to alternative risk-free rates. An increasing proportion of structural hedges and hedges of other portfolios are written against swaps linked to SONIA, instead of LIBOR.

●
Sterling weakened against both the US dollar and the euro over the period. Against the dollar, sterling was 1.24 at 30 June 2020 compared to 1.32 at 31 December 2019. Against the euro, it was 1.10 at 30 June 2020 compared to 1.18 at 31 December 2019. Structural foreign currency exposures increased, in sterling equivalent terms, by £653 million over the period.

Non-traded internal VaR (1-day 99%)
The following table shows one-day internal banking book Value-at-Risk (VaR) at a 99% confidence level, split by risk type.
	Half year ended
	30 June 2020	30 June 2019	31 December 2019
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	12.8	16.9	8.0	16.9	11.9	14.0	9.3	9.9	10.1	12.8	8.0	8.2
Euro	1.7	2.8	1.3	1.3	1.2	1.8	0.7	1.8	1.5	2.3	1.1	1.3
Sterling	10.7	15.8	6.6	15.8	11.5	14.1	9.5	9.9	10.0	12.4	8.0	8.0
US dollar	9.6	12.9	5.9	12.0	4.7	6.0	3.8	3.8	4.5	5.7	3.4	5.2
Other	0.7	0.9	0.5	0.5	0.3	0.4	0.2	0.4	0.4	0.7	0.3	0.7
Credit spread	99.6	121.1	63.7	114.7	54.9	58.0	49.2	56.6	56.3	59.7	53.6	59.7
Structural foreign
exchange rate	11.9	14.7	9.8	14.7	20.0	23.8	7.2	7.2	10.4	12.5	8.6	8.6
Equity	30.6	33.5	25.3	31.6	38.6	38.6	38.6	38.6	33.8	38.4	31.6	33.5
Pipeline risk (1)	0.5	0.7	0.3	0.5	0.3	0.5	0.2	0.3	0.4	0.9	0.2	0.2
Diversification (2)	(28.6)			(25.8)	(70.5)			(50.7)	(47.0)			(45.6)
Total	126.8	159.9	70.8	152.6	55.2	61.9	48.1	61.9	64.0	64.6	63.0	64.6

Notes:
(1)
Pipeline risk is the risk of loss arising from Personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.

(2)
NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Capital and risk management
Non-traded market risk continued
Structural hedging
NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages or UK government gilts) or by using interest rate swaps, which are generally booked as cash flow hedges of floating rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure externally, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and NatWest Group’s capital composition.

The table below shows the incremental income allocation above three-month LIBOR, total income allocation including three-month LIBOR, the period end and average notional balances, and the total yield including three-month LIBOR associated with the structural hedges managed by NatWest Group.

	Half year ended
	30 June 2020					30 June 2019					31 December 2019
			Period					Period					Period
	Incremental	Total	-end	Average	Total	Incremental	Total	-end	Average	Total	Incremental	Total	-end	Average	Total
	income	income	notional	notional	yield	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity structural
hedging	209	294	24	25	2.39	197	332	29	29	2.31	201	312	25	26	2.41
Product structural
hedging	146	503	114	112	0.90	82	558	111	111	1.01	102	536	111	111	0.97
Other structural
hedging	42	78	20	20	0.78	27	84	21	21	0.79	33	82	21	21	0.79
Total	397	875	158	157	1.12	306	974	161	161	1.21	336	930	157	158	1.18

Equity structural hedges refer to income allocated primarily to equity and reserves. As a result of ring-fencing in the UK, equity structural hedges were allocated to NWH Group and NWM Plc. At 30 June 2020, the equity structural hedge notional was allocated between the two businesses in a ratio of approximately 80/20 respectively.

Product structural hedges refer to income allocated to customer products by NWH Treasury, mainly current accounts and customer deposits in Commercial Banking and UK Personal Banking (excluding Ulster Bank). Other structural hedges refer to hedges managed by UBI DAC, Private Banking, Ulster Bank Limited and RBS International.

At 30 June 2020, approximately 91% by notional of total structural hedges were sterling-denominated.

The following table presents the incremental income associated with product structural hedges at segment level.

	Half year ended
	30 June	30 June	31 December
	2020	2019	2019
	£m	£m	£m
UK Personal Banking	66	38	47
Commercial Banking	80	44	55
Total	146	82	102

Key points
●
The five-year sterling swap rate fell to 0.13% at the end of June 2020 from 0.81% at December 2019. The ten-year sterling swap rate also fell, to 0.25% from 0.93%. The yield of the structural hedge fell as new product hedges and maturing hedges across the portfolio were reinvested at lower market rates. At 1.12% the overall yield was still higher than market swap rates at 30 June 2020.

●	Incremental income in excess of three-month LIBOR continued to increase. This was primarily due to lower three-month LIBOR fixings, resulting in more income benefit from the hedge.

Capital and risk management
Non-traded market risk continued
Sensitivity of net interest earnings
Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates.

The sensitivity of the net interest earnings table shows the expected impact, over 12 months, to an immediate upward or downward change of 25 and 100 basis points to all interest rates. Yield curves move in parallel in upward rate shocks. However, in downward rate shocks, interest rates are assumed to floor at 0% or, for euro rates, at the current negative rate. At 30 June 2020, the floor also affects sterling interest rates, reducing the size of the downward rate shock at most maturities. The methodology, assumptions and limitations relating to the following two earnings sensitivity tables did not change materially in H1 2020. For further details, refer to pages 175-176 of the 2019 Annual Report and Accounts.

	Parallel shifts in yield curve
	+25 basis points	-25 basis points	+100 basis points	-100 basis points
30 June 2020	£m	£m	£m	£m
Euro	2	-	78	-
Sterling	321	(143)	1,018	(147)
US dollar	20	(19)	84	(17)
Other	2	-	11	-
Total	345	(162)	1,191	(164)

30 June 2019
Euro	23	5	88	9
Sterling	201	(142)	707	(706)
US dollar	15	(9)	51	(52)
Other	(2)	2	(9)	15
Total	237	(144)	837	(734)

31 December 2019
Euro	25	(2)	129	(3)
Sterling	172	(158)	716	(706)
US dollar	16	(11)	66	(52)
Other	(1)	1	(3)	5
Total	212	(170)	908	(756)

The table below shows the net interest earnings sensitivity of structural hedges and managed rate accounts on a one, two and three-year forward-looking basis to a parallel upward or downward interest rate shift of 25 basis points. The projection is a simple sensitivity assuming a constant balance sheet, with no change in customer behaviour or margin management strategy from rate changes. The impact on structural hedges rises as more maturing hedges are reinvested over the three-year period.

	+25 basis points parallel upward shift			-25 basis points parallel downward shift
	Year 1	Year 2 (1)	Year 3 (1)	Year 1	Year 2 (1)	Year 3 (1)
30 June 2020	£m	£m	£m	£m	£m	£m
Structural hedges	31	97	169	(17)	(59)	(114)
Managed margin (2)	323	348	348	(134)	(72)	(87)
Other	(8)			(11)
Total	346	445	517	(162)	(131)	(201)

31 December 2019
Structural hedges	31	97	168	(27)	(90)	(154)
Managed margin (2)	195	195	196	(158)	(127)	(128)
Other	(14)			15
Total	212	292	364	(170)	(217)	(282)

Notes:
(1)
The projections for Year 2 and Year 3 consider only the main drivers of earnings sensitivity, namely structural hedging and margin management.
(2)
Primarily current accounts and savings accounts.

Key points
●
The increased favourable sensitivity to the 25 and 100-basis-point downward shifts in yield curves over H1 2020 was mainly driven by (i) the significantly increased volumes of savings and current accounts over the period and (ii) changes to estimates of the extent to which NatWest Group passes through the impact of changes in interest rates to these products. These estimates are regularly reviewed and are influenced by the overall level of interest rates, NatWest Group’s competitive position and other strategic considerations.

●
The sensitivity to the 25 and 100-basis-point downward shift in yield curves was also significantly affected by the changes to the level of interest rates. In the shock scenario, rates fell less at 30 June 2020 before hitting an assumed 0% floor compared to 31 December 2019. This resulted in a lower adverse impact at 30 June 2020, which was particularly notable in the 100-basis-point downward shock.

Capital and risk management
Non-traded market risk continued
Foreign exchange risk
The table below shows structural foreign currency exposures.

			Structural
	Net		foreign currency		Residual
	investments	Net	exposures		structural
	in foreign	investment	pre-economic	Economic	foreign currency
	operations	hedges	hedges	hedges (1)	exposures
30 June 2020	£m	£m	£m	£m	£m
US dollar	1,651	(113)	1,538	(1,538)	-
Euro	6,552	(701)	5,851	-	5,851
Other non-sterling	1,311	(398)	913	-	913
Total	9,514	(1,212)	8,302	(1,538)	6,764

31 December 2019
US dollar	1,519	-	1,519	(1,519)	-
Euro	5,914	(650)	5,264	-	5,264
Other non-sterling	1,498	(651)	847	-	847
Total	8,931	(1,301)	7,630	(1,519)	6,111

Note:
(1)
Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available. Economic hedges of other currency net investments in foreign operations represent monetary liabilities that are not booked as net investment hedges.

Key points
●	The overall increase in net investments in foreign operations and residual structural foreign currency exposures mainly reflected the weakening of sterling against other currencies.
●
Some hedging of US dollar investments was arranged during H1 2020, in advance of expected US dollar distributions from overseas businesses in Q3 2020. Hedging of other non-sterling businesses decreased following the receipt of a distribution from Coutts & Co. Ltd as part of the wind-down of this company’s operations.

●
Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposures pre-economic hedges. For example, at 30 June 2020, a 5% strengthening in foreign currencies against sterling would result in a gain of £0.4 billion in equity while a 5% weakening in foreign currencies against sterling would result in a loss of £0.4 billion in equity.

Traded market risk
Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.

Traded VaR (1-day 99%)
The table below shows one-day internal value-at-risk (VaR) for NatWest Group’s trading portfolios, split by exposure type.
	Half year ended
	30 June 2020	30 June 2019	31 December 2019
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	10.1	20.2	6.1	6.1	10.3	16.9	6.9	9.8	9.1	13.6	6.3	10.6
Credit spread	16.3	27.2	8.7	17.7	9.4	12.7	7.0	9.9	11.5	14.5	9.8	10.6
Currency	4.2	8.4	2.1	3.9	3.6	5.8	2.0	3.8	4.4	10.5	1.6	3.2
Equity	0.8	2.0	0.3	0.3	0.7	2.2	0.3	0.5	0.7	1.6	0.3	0.9
Commodity	0.1	0.3	0.0	0.1	0.2	0.5	-	0.2	0.1	0.2	-	0.1
Diversification (1)	(14.8)			(9.6)	(9.3)			(10.6)	(11.1)			(11.3)
Total	16.7	25.7	10.1	18.5	14.9	21.5	12.1	13.6	14.7	21.5	10.1	14.1

Note:
(1)
NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points
●	Average traded VaR increased in H1 2020 compared to both H1 and H2 2019. This reflected Covid-19-related market volatility entering the time series used in the VaR model.
●	Despite this volatility, traded VaR remained within appetite throughout H1 2020.
●
The peaks in total, interest rate and credit spread VaR were due to client bond syndication activity, including the recent 2061 UK Gilt issuance in which NatWest Markets acted as duration manager on behalf of the UK Debt Management Office.

Capital and risk management
Other risks
Operational risk
●
During the second quarter there was significant focus on the potential operational risks arising from the change in working practices due to the pandemic, particularly the move to home-working in order to protect staff and support customers through the crisis. Management attention also focused heavily on operational resilience to ensure that planning, controls and operational activities remained robust and appropriate.

●	NatWest Group’s control environment was continually monitored to ensure that the challenges posed by adapting to the impact of Covid-19 were safely addressed.
●
There was also continued oversight of NatWest Group’s preparations for the end of the transition period, following the UK’s exit from the EU, to ensure that processes and systems are appropriate to ensure continuity of service for customers.

Compliance and Conduct risk
●
The impact of the pandemic on the NatWest Group’s conduct risk and regulatory compliance risk profiles remained an important area of focus. This included oversight of the NatWest Group’s diverse initiatives to support its customers throughout the crisis. While the NatWest Group acted to ensure customer needs were met at pace, the associated conduct and compliance risks were carefully assessed and monitored throughout.

●
In addition, there was a sustained emphasis on oversight of the NatWest Group’s pricing, payment and forbearance treatment strategies to support customers in recent months, as well as prioritising the delivery of mandatory and regulatory change programmes.

●	The transition from LIBOR to risk-free rates by the end of 2021 and continued demonstration of compliance with ring-fencing rules will remain a key focus.

Climate-related financial risk
●
Progress continued to be made on the integration of climate-related financial risks into NatWest Group’s risk management framework. This included a focus on scenario-based analysis for both physical and transition risks in preparation for the deferred Bank of England biennial exploratory scenario in 2021.

Condensed consolidated income statement for the period ended 30 June 2020 (unaudited)
	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
Interest receivable	5,190	5,553
Interest payable	(1,338)	(1,549)

Net interest income (1)	3,852	4,004

Fees and commissions receivable	1,430	1,762
Fees and commissions payable	(392)	(487)
Income from trading activities	802	599
Other operating income	146	1,239

Non-interest income	1,986	3,113

Total income	5,838	7,117

Staff costs	(1,955)	(2,028)
Premises and equipment	(651)	(558)
Other administrative expenses	(696)	(863)
Depreciation and amortisation	(441)	(621)
Impairment of other intangible assets	(7)	(30)

Operating expenses	(3,750)	(4,100)

Profit before impairment losses	2,088	3,017
Impairment losses	(2,858)	(323)

Operating (loss)/profit before tax	(770)	2,694
Tax credit/(charge)	208	(194)

(Loss)/profit for the period	(562)	2,500

Attributable to:
Ordinary shareholders	(705)	2,038
Preference shareholders	16	20
Paid-in equity holders	192	182
Non-controlling interests	(65)	260
	(562)	2,500

Earnings per ordinary share	(5.8p)	16.9p
Earnings per ordinary share - fully diluted	(5.8p)	16.8p

Note:
(1)	Negative interest on loans is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.

Condensed consolidated statement of comprehensive income for the period ended 30 June 2020 (unaudited)

	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
(Loss)/profit for the period	(562)	2,500

Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	68	(68)
Profit/(loss) on fair value of credit in financial liabilities
designated at FVTPL due to own credit risk	83	(96)
FVOCI financial assets	(120)	38
Tax	-	26
	31	(100)
Items that do qualify for reclassification
FVOCI financial assets	(111)	(12)
Cash flow hedges	417	402
Currency translation	575	(241)
Tax	(179)	(122)
	702	27

Other comprehensive income/(loss) after tax	733	(73)

Total comprehensive income for the period	171	2,427

Attributable to:
Ordinary shareholders	14	1,950
Preference shareholders	16	20
Paid-in equity holders	192	182
Non-controlling interests	(51)	275
	171	2,427

Condensed consolidated balance sheet as at 30 June 2020 (unaudited)
	30 June	31 December
	2020	2019
	£m	£m
Assets
Cash and balances at central banks	100,281	77,858
Trading assets	72,402	76,745
Derivatives	183,419	150,029
Settlement balances	7,806	4,387
Loans to banks - amortised cost	12,972	10,689
Loans to customers - amortised cost	352,341	326,947
Other financial assets	62,727	61,452
Intangible assets	6,602	6,622
Other assets	8,337	8,310

Total assets	806,887	723,039

Liabilities
Bank deposits	21,119	20,493
Customer deposits	408,268	369,247
Settlement balances	6,895	4,069
Trading liabilities	75,540	73,949
Derivatives	179,859	146,879
Other financial liabilities	49,681	45,220
Subordinated liabilities	13,558	9,979
Other liabilities	8,906	9,647
Total liabilities	763,826	679,483

Equity
Ordinary shareholders' interests	38,608	38,993
Other owners' interests	4,495	4,554
Owners’ equity	43,103	43,547
Non-controlling interests	(42)	9

Total equity	43,061	43,556
Total liabilities and equity	806,887	723,039

Condensed consolidated statement of changes in equity for the period ended 30 June 2020 (unaudited)

	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
Called-up share capital - at beginning of period	12,094	12,049
Ordinary shares issued	31	42
At end of period	12,125	12,091

Paid-in equity - at beginning of period	4,058	4,058
Redeemed/reclassified (1)	(1,277)	-
Securities issued during the period (2)	1,220	-
At end of period	4,001	4,058

Share premium account - at beginning of period	1,094	1,027
Ordinary shares issued	16	62
At end of period	1,110	1,089

Merger reserve - at beginning and end of period	10,881	10,881

FVOCI reserve - at beginning of period	138	343
Unrealised (losses)/gains	(123)	45
Realised gains	(107)	(133)
Tax	12	10
At end of period	(80)	265

Cash flow hedging reserve - at beginning of period	35	(191)
Amount recognised in equity	445	524
Amount transferred from equity to earnings	(28)	(122)
Tax	(111)	(94)
At end of period	341	117

Foreign exchange reserve - at beginning of period	1,343	3,278
Retranslation of net assets	527	30
Foreign currency losses on hedges of net assets	(63)	1
Tax	(95)	8
Recycled to profit or loss on disposal of businesses (3)	97	(335)
At end of period	1,809	2,982

Retained earnings - at beginning of period	13,946	14,312
Implementation of IFRS 16 on 1 January 2019	-	(187)
(Loss)/profit attributable to ordinary shareholders and other equity owners	(497)	2,240
Equity preference dividends paid	(16)	(20)
Paid-in equity dividends paid	(192)	(182)
Ordinary dividends paid	-	(1,327)
Redemption/reclassification of paid-in equity (1)	(355)	-
Realised (losses)/gains in period on FVOCI equity shares	(1)	114
Remeasurement of the retirement benefit schemes (4)
- gross	68	(68)
- tax	23	18
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss
- gross	83	(96)
- tax	(8)	10
Shares issued under employee share schemes	(11)	(4)
Share-based payments	(100)	(26)
At end of period	12,940	14,784

Condensed consolidated statement of changes in equity for the period ended 30 June 2020 (unaudited) continued

	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
Own shares held - at beginning of period	(42)	(21)
Shares issued under employee share schemes	95	(58)
Own shares acquired	(77)	33
At end of period	(24)	(46)
Owners' equity at end of period	43,103	46,221

Non-controlling interests - at beginning of period	9	754
Currency translation adjustments and other movements	14	15
(Loss)/profit attributable to non-controlling interests	(65)	260
Equity raised (5)	-	45
Equity withdrawn and disposals (6)	-	(1,058)
At end of period	(42)	16

Total equity at end of period	43,061	46,237

Attributable to:
Ordinary shareholders	38,608	41,667
Preference shareholders	494	496
Paid-in equity holders	4,001	4,058
Non-controlling interests	(42)	16
	43,061	46,237

Notes:
(1)
Paid-in equity reclassified to liabilities as the result of a call of US$2 billion AT1 notes in June 2020 (to be redeemed in August 2020).
(2)
AT1 capital notes totalling US$1.49 billion (net of US$10.5 million fees) issued in June 2020.
(3)
Includes £338 million arising on the completion of the Alawwal bank merger in June 2019, of which £48 million relates to tax. The merger resulted in the de-recognition of the associate investment in Alawwal bank and recognition of a new investment in SABB held at fair value through other comprehensive income (FVOCI).
(4)
Includes net gains of £90 million (€101 million) in relation to the interim re-measurement of the Ulster Bank Pension Scheme (Republic of Ireland), as a result of significant movements in underlying actuarial assumptions. In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the interim reporting period, are assessed to identity significant market fluctuations and one-off events since the end of the prior financial year.
(5)
Capital injection from RFS Holdings B.V. Consortium Members.
(6)
Distribution to RFS Holdings B.V. Consortium Members on completion of the Alawwal bank merger.

Condensed consolidated cash flow statement for the period ended 30 June 2020 (unaudited)
	Half year ended
	30 June	30 June
	2020	2019 (1)
	£m	£m
Operating activities
Operating (loss)/profit before tax	(770)	2,694
Adjustments for non-cash items	1,271	397

Net cash outflow from trading activities	501	3,091
Changes in operating assets and liabilities	14,281	4,083

Net cash flows from operating activities before tax	14,782	7,174
Income taxes paid	(231)	(192)

Net cash flows from operating activities	14,551	6,982
Net cash flows from investing activities	2,035	(4,770)
Net cash flows from financing activities	2,748	(705)
Effects of exchange rate changes on cash and cash equivalents	2,752	211

Net increase in cash and cash equivalents	22,086	1,718
Cash and cash equivalents at beginning of period	100,588	108,936

Cash and cash equivalents at end of period	122,674	110,654

Note:
(1)
2019 has been re-presented to align to the balance sheet classification. Furthermore, MREL was previously presented in Operating activities is now presented in Financing activities.

Notes
1. Basis of preparation
NatWest Group’s condensed consolidated financial statements have been prepared in accordance with the Disclosure and
Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. The condensed consolidated financial statements should be read in conjunction with NatWest Group plc’s (formerly The Royal Bank of Scotland Group plc) 2019 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
In light of the current economic uncertainty we have updated our going concern assessment. Having reviewed NatWest Group’s forecasts, projections, including different potential scenarios and the effect of Covid-19, and other relevant evidence, the directors have a reasonable expectation that NatWest Group will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 30 June 2020 have been prepared on a going concern basis.

2. Accounting policies
NatWest Group’s principal accounting policies are as set out on pages 208 to 212 of the NatWest Group plc 2019 Annual Report and Accounts and are unchanged other than as presented below.

Accounting policy changes effective 1 January 2020
Amendments to IFRS 3 Business Combinations (IFRS 3) - Changes to the definition of a business
The IASB amended IFRS 3 to provide additional guidance on the definition of a business. The amendment aims to help entities when determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are in line with current accounting policy and therefore did not affect the accounts.

Definition of material – Amendments to IAS 1 – Presentation of Financial Statements (IAS 1) and IAS 8 -
Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8)
The IASB clarified the definition of ‘material’ and aligned the definition of material used in the Conceptual Framework and in other IFRS standards. The amendments clarify that materiality will depend on the nature or magnitude of information. Under the amended definition of materiality, an entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. NatWest Group’s definition and application of materiality is in line with the definition in the amendments.

Interest Rate Benchmark Reform (IBOR reform) Phase I amendments to IFRS 9 and IAS 39
The IASB issued 'Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)' as a first reaction to the potential effects the IBOR reform could have on financial reporting. The amendments focused on hedge accounting and allow hedge relationships affected by the IBOR reform to be accounted for as continuing hedges. Amendments are effective for annual reporting periods beginning on or after 1 January 2020. NatWest Group early adopted these amendments for the annual period ending on 31 December 2019.

Phase II of the IASB’s IBOR reform project addressing the wider accounting issues arising from the reform is currently in re-deliberation phase and is expected to be available as a final standard for early adoption for the period ending on 31 December 2020. NatWest Group intends to early adopt the phase II standard. NatWest Group-wide IBOR transition program remains on-track and key milestones have been met. We expect conversion from LIBOR to alternative risk free rates (RFRs) to increase in H2 2020 as RFR-based products become more widely available and key market-driven conversion events occur.

Amendment to IFRS effective 1 June 2020
Covid-19 amendments on lease modifications – Amendments to IFRS 16 – Leases (IFRS 16)
The IASB published 'amendments to IFRS 16 covering Covid-19-Related Rent Concessions’. These provide lessees with an exemption from assessing whether a Covid-19 related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after 1 June 2020. The effect of the amendment on NatWest Group’s financial statements is immaterial and will be adopted from 1 January 2021.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NatWest Group’s financial condition are those relating to goodwill, provisions for liabilities and charges, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on page 212 of the NatWest Group plc 2019 Annual Report and Accounts. During H1 2020, estimation uncertainty has been affected by the Covid-19 pandemic. Management’s consideration of this source of uncertainty is outlined in the relevant sections of this announcement (as applicable), including the ECL estimate for the period in the Capital and Risk Management section.

Information used for significant estimates
The Covid-19 pandemic has continued to cause significant economic and social disruption during the quarter ended 30 June 2020. Key financial estimates are based on a range of anticipated future economic conditions described by internally developed scenarios. Measurement of goodwill, deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Other reasonably possible assumptions about the future include a prolonged financial effect of the Covid-19 pandemic on the economy of the UK and other countries. Changes in judgements and assumptions could result in a material adjustment to those estimates in the next reporting periods, including impairment of goodwill and this has been considered in the risk factors on pages 108 and 109.

Notes
3. Analysis of income, expenses and impairment losses
	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
Loans to customers - amortised cost	4,698	4,848
Loans to banks - amortised cost	189	346
Other financial assets	303	359
Interest receivable (1)	5,190	5,553

Deposits by banks	89	144
Customer deposits	432	599
Other financial liabilities	481	481
Subordinated liabilities	218	245
Internal funding of trading businesses	118	80
Interest payable (1)	1,338	1,549
Net interest income	3,852	4,004

Net fees and commissions	1,038	1,275

Foreign exchange	344	219
Interest rate	472	397
Credit	(68)	31
Own credit adjustment	53	(46)
Equity, commodities and other	1	(2)
Income from trading activities	802	599

Operating lease and other rental income	119	127
Changes in fair value of financial assets or liabilities designated at fair value through profit or loss (2)	(21)	19
Changes in fair value of other financial assets fair value through profit or loss	(10)	31
Hedge ineffectiveness	(10)	21
Loss on disposal of amortised assets	(16)	-
Profit on disposal of fair value through other comprehensive income assets	108	16
Profit on sale of property, plant and equipment	11	15
Share of profit/(loss) of associated entities	12	(22)
(Loss)/profit on disposal of subsidiaries and associates (3)	(99)	1,037
Other income	52	(5)

Other operating income	146	1,239

Total non-interest income	1,986	3,113

Total income	5,838	7,117

Salaries	(1,290)	(1,260)
Variable compensation	(179)	(185)
Temporary and contract costs	(148)	(207)
Social security costs	(153)	(156)
Pension costs	(164)	(162)
Other	(21)	(58)
Staff costs	(1,955)	(2,028)
Premises and equipment	(651)	(558)
Depreciation and amortisation (4)	(441)	(621)
Other administrative expenses (5)	(696)	(863)
Impairment of other intangible assets	(7)	(30)

Operating expenses	(3,750)	(4,100)

Impairment losses	(2,858)	(323)
Impairments as a % of gross loans to customers	1.59%	0.21%

Notes:

(1) Negative interest on loans is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.
(2) Including related derivatives.
(3) Half year ended 30 June 2019 includes a gain of £444 million, a legacy liability release of £256 million and an FX recycling gain of £290 million on completion of the Alawwal bank merger.
(4) Half year ended 30 June 2019 includes a property impairment of £133 million and accelerated depreciation of £66 million in relation to the planned reduction of the property portfolio.
(5) Includes litigation and conduct costs, net of amounts recovered.

Notes
4. Segmental analysis
The business is organised into the following reportable segments:
●	UK Personal Banking, Ulster Bank RoI, Commercial Banking, Private Banking, RBS International, NatWest Markets and Central items & other.

Analysis of operating profit/(loss) before tax
The following tables provide a segmental analysis of operating profit/(loss) before tax by main income statement captions.

	Net	Net fees	Other			Impairment
	interest	and	non-interest	Total	Operating	(losses)/	Operating
	income	commissions	income	income	expenses	releases	profit/(loss)
Half year ended 30 June 2020	£m	£m	£m	£m	£m	£m	£m
UK Personal Banking	1,982	204	(1)	2,185	(1,075)	(657)	453
Ulster Bank RoI	194	44	11	249	(245)	(243)	(239)
Commercial Banking	1,370	552	81	2,003	(1,221)	(1,790)	(1,008)
Private Banking	251	130	11	392	(252)	(56)	84
RBS International	201	43	15	259	(126)	(46)	87
NatWest Markets	(34)	76	774	816	(707)	(40)	69
Central items & other	(112)	(11)	57	(66)	(124)	(26)	(216)
Total	3,852	1,038	948	5,838	(3,750)	(2,858)	(770)

Half year ended 30 June 2019
UK Personal Banking	2,084	366	(3)	2,447	(1,229)	(181)	1,037
Ulster Bank RoI	200	51	32	283	(281)	21	23
Commercial Banking	1,424	661	80	2,165	(1,262)	(202)	701
Private Banking	261	111	12	384	(232)	3	155
RBS International	242	53	15	310	(119)	3	194
NatWest Markets	(122)	48	1,016	942	(678)	36	300
Central items & other	(85)	(15)	686	586	(299)	(3)	284
Total	4,004	1,275	1,838	7,117	(4,100)	(323)	2,694

	Half year ended
	30 June 2020			30 June 2019
		Inter			Inter
	External	segment	Total	External	segment	Total
Total revenue	£m	£m	£m	£m	£m	£m
UK Personal Banking	2,764	24	2,788	3,118	32	3,150
Ulster Bank RoI	277	-	277	309	2	311
Commercial Banking	2,009	47	2,056	2,173	63	2,236
Private Banking	358	99	457	343	120	463
RBS International	269	3	272	319	15	334
NatWest Markets	1,328	4	1,332	1,494	510	2,004
Central items & other (1)	563	(177)	386	1,397	(742)	655
Total	7,568	-	7,568	9,153	-	9,153

Note:
(1)
Half year ended 2020 predominantly relates to interest receivable in Treasury. Half year ended 2019 predominantly related to interest receivable in Treasury and strategic disposals in Functions.

Notes
4. Segmental analysis continued
Analysis of net fees and commissions
	UK						Central
	Personal	Ulster	Commercial	Private	RBS	NatWest	items
	Banking	Bank RoI	Banking	Banking	International	Markets	& other	Total
Half year ended 30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m
Fees and commissions receivable
- Payment services	129	28	256	14	9	9	-	445
- Lending (credit facilities)	37	6	199	2	14	44	-	302
- Credit and debit card fees	144	10	60	4	1	-	-	219
- Investment management, trustee
and fiduciary services	1	1	-	113	17	-	-	132
- Underwriting fees	-	-	-	-	-	124	-	124
- Other	34	3	90	18	3	100	(40)	208
Total	345	48	605	151	44	277	(40)	1,430

Fees and commissions payable	(141)	(4)	(53)	(21)	(1)	(201)	29	(392)
Net fees and commissions	204	44	552	130	43	76	(11)	1,038

Half year ended 30 June 2019
Fees and commissions receivable
- Payment services	154	21	323	17	12	15	-	542
- Lending (credit facilities)	266	18	204	1	18	35	-	542
- Credit and debit card fees	189	10	84	6	1	-	-	290
- Investment management, trustee
and fiduciary services	22	2	3	91	20	-	-	138
- Underwriting fees	-	-	-	-	-	100	-	100
- Other	36	6	82	12	3	88	(77)	150
Total	667	57	696	127	54	238	(77)	1,762

Fees and commissions payable	(301)	(6)	(35)	(16)	(1)	(190)	62	(487)
Net fees and commissions	366	51	661	111	53	48	(15)	1,275

Total assets and liabilities
	30 June 2020		31 December 2019
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
UK Personal Banking	187,056	164,121	182,305	153,999
Ulster Bank RoI	27,631	23,607	25,385	21,012
Commercial Banking	186,013	166,074	165,399	140,863
Private Banking	23,940	29,955	23,304	28,610
RBS International	31,537	29,642	31,738	30,330
NatWest Markets	303,826	286,229	263,885	246,907
Central items & other	46,884	64,198	31,023	57,762
Total	806,887	763,826	723,039	679,483

Notes
5. Tax
The actual tax credit differs from the expected tax credit computed by applying the standard UK corporation tax rate of 19% (2019 - 19%), as analysed below:
	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
(Loss)/profit before tax	(770)	2,694

Expected tax credit/(charge)	146	(512)
Losses and temporary differences in period where no deferred tax assets recognised	(38)	(2)
Foreign profits taxed at other rates	(24)	5
UK tax rate change impact	75	-
Items not allowed for tax:
- losses on disposals and write-downs	(14)	(46)
- UK bank levy	(15)	(15)
- regulatory and legal actions	20	(5)
- other disallowable items	(23)	(40)
Non-taxable items:
- Alawwal bank merger gain on disposal	-	212
- other non-taxable items	68	26
Taxable foreign exchange movements	(2)	-
Losses bought forward and utilised	23	21
(Reduction)/increase in carrying value of deferred tax in respect of:
- UK losses	(56)	215
- Ireland losses	(20)	-
Banking surcharge	52	(155)
Tax on paid-in equity	38	-
Adjustments in respect of prior periods	(22)	102

Actual tax credit/(charge)	208	(194)

At 30 June 2020, NatWest Group has recognised a deferred tax asset of £976 million (31 December 2019 - £1,011 million) and a deferred tax liability of £387 million (31 December 2019 - £266 million). These include amounts recognised in respect of UK trading losses of £799 million (31 December 2019 - £770 million). Under UK tax legislation, these UK losses can be carried forward indefinitely. NatWest Group has considered the carrying value of this asset as at 30 June 2020 and concluded that it is recoverable based on future profit projections.

Notes
6. Profit attributable to non-controlling interests
	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
RBS Sempra Commodities LLP	(52)	-
RFS Holdings B.V. Consortium Members (1)	-	258
Other	(13)	2

(Loss)/profit attributable to non-controlling interests	(65)	260

Note:
(1) Includes a gain of £274 million recognised on completion of the Alawwal bank merger for half year 2019.

7. Trading assets and liabilities
Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2020	2019
Assets	£m	£m
Loans
Reverse repos	18,909	24,095
Collateral given	25,062	20,579
Other loans	3,097	1,947
Total loans	47,068	46,621
Securities
Central and local government
- UK	4,515	4,897
- US	4,570	5,458
- other	12,081	14,902
Financial institutions and corporate	4,168	4,867
Total securities	25,334	30,124
Total	72,402	76,745

Liabilities
Deposits
Repos	23,767	27,885
Collateral received	27,139	21,509
Other deposits	2,092	1,606
Total deposits	52,998	51,000
Debt securities in issue	2,084	1,762
Short positions	20,458	21,187
Total	75,540	73,949

Notes
8. Financial instruments: classification
The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments on an IFRS 9 basis. Assets and liabilities outside the scope of IFRS 9 are shown within other assets and other liabilities.

			Amortised	Other
	MFVTPL (1)	FVOCI (2)	cost	assets	Total
Assets	£m	£m	£m	£m	£m
Cash and balances at central banks			100,281		100,281
Trading assets	72,402				72,402
Derivatives (3)	183,419				183,419
Settlement balances			7,806		7,806
Loans to banks - amortised cost (4)			12,972		12,972
Loans to customers - amortised cost (5)			352,341		352,341
Other financial assets	656	50,445	11,626		62,727
Intangible assets				6,602	6,602
Other assets				8,337	8,337
30 June 2020	256,477	50,445	485,026	14,939	806,887

Cash and balances at central banks			77,858		77,858
Trading assets	76,745				76,745
Derivatives (3)	150,029				150,029
Settlement balances			4,387		4,387
Loans to banks - amortised cost (4)			10,689		10,689
Loans to customers - amortised cost (5)			326,947		326,947
Other financial assets	715	49,283	11,454		61,452
Intangible assets				6,622	6,622
Other assets				8,310	8,310
31 December 2019	227,489	49,283	431,335	14,932	723,039

	Held-for-		Amortised	Other
	trading	DFV (6)	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits (7)			21,119		21,119
Customer deposits			408,268		408,268
Settlement balances			6,895		6,895
Trading liabilities	75,540				75,540
Derivatives (8)	179,859				179,859
Other financial liabilities		2,119	47,562		49,681
Subordinated liabilities		734	12,824		13,558
Other liabilities (9)			4,146	4,760	8,906
30 June 2020	255,399	2,853	500,814	4,760	763,826

Bank deposits (7)			20,493		20,493
Customer deposits			369,247		369,247
Settlement balances			4,069		4,069
Trading liabilities	73,949				73,949
Derivatives (8)	146,879				146,879
Other financial liabilities		2,258	42,962		45,220
Subordinated liabilities		724	9,255		9,979
Other liabilities (9)			4,029	5,618	9,647
31 December 2019	220,828	2,982	450,055	5,618	679,483

Notes:
(1)	Mandatory fair value through profit or loss.
(2)	Fair value through other comprehensive income.
(3)	Includes net hedging derivatives of £298 million (31 December 2019 - £202 million).
(4)	Includes items in the course of collection from other banks of £57 million (31 December 2019 - £50 million).
(5)	Includes finance lease receivables.
(6)	Designated as at fair value through profit or loss.
(7)	Includes items in the course of transmission to other banks of nil (31 December 2019 - £2 million).
(8)	Includes net hedging derivatives of £44 million (31 December 2019 - £22 million).
(9)	Includes lease liabilities of £1,781 million (31 December 2019 - £1,823 million).

Notes
8. Financial instruments: classification continued
NatWest Group's financial assets and liabilities include:
	30 June	31 December
	2020	2019
	£m	£m
Reverse repos
Trading assets	18,909	24,095
Loans to banks - amortised cost	512	165
Loans to customers - amortised cost	17,569	10,649

Repos
Bank deposits	627	2,597
Customer deposits	1,337	1,765
Trading liabilities	23,767	27,885

Carried at fair value - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the NatWest Group plc (formerly the Royal Bank of Scotland Group plc) 2019 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs at 30 June 2020 are consistent with those described in Note 12 to the NatWest Group plc 2019 Annual Report and Accounts.

The tables below show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.
	30 June 2020			31 December 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	-	46,646	422	-	46,172	449
Securities	17,983	7,185	166	20,865	8,704	555
Derivatives	-	182,104	1,315	-	148,800	1,229
Other financial assets
Loans	-	269	278	-	307	58
Securities	41,030	9,196	328	41,044	8,326	263
Total financial assets held at fair value	59,013	245,400	2,509	61,909	212,309	2,554

Liabilities
Trading liabilities
Deposits	-	52,969	29	-	50,944	56
Debt securities in issue	-	2,069	15	-	1,703	59
Short positions	15,365	5,093	-	15,565	5,622	-
Derivatives	-	178,895	964	-	145,818	1,061
Other financial liabilities
Debt securities in issue	-	1,769	-	-	2,117	141
Other deposits	-	350	-	-	-	-
Subordinated liabilities	-	734	-	-	724	-
Total financial liabilities held at fair value	15,365	241,879	1,008	15,565	206,928	1,317

Notes:
(1)
Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
Level 2 - Instruments valued using valuation techniques that have observable inputs. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred. There were no significant transfers between level 1 and level 2.
(3)
For an analysis of debt securities held at mandatorily fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Capital and Risk management – Credit risk.

(4)
The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on whether the reference counterparty’s obligations are liquid or illiquid.

Notes
8. Financial instruments: carried at fair value - valuation hierarchy continued

	30 June 2020			31 December 2019
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	422	10	(10)	449	10	(10)
Securities	166	10	-	555	-	-
Derivatives
Interest rate	1,115	120	(120)	1,015	160	(160)
Foreign exchange	82	10	(10)	98	10	(10)
Other	118	10	(10)	116	10	(10)
Other financial assets
Loans	278	10	(10)	58	-	-
Securities	328	70	(10)	263	80	(20)
Total financial assets held at fair value	2,509	240	(170)	2,554	270	(210)

Liabilities
Trading liabilities
Deposits	29	-	-	56	-	-
Debt securities in issue	15	-	(20)	59	-	-
Derivatives
Interest rate	529	70	(60)	630	70	(70)
Foreign exchange	240	-	-	222	10	(10)
Other	195	10	(10)	209	20	(10)
Other financial liabilities
Debt securities in issue	-	-	-	141	10	(10)
Total financial liabilities held at fair value	1,008	80	(90)	1,317	110	(100)

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. The assessments recognise different favourable and unfavourable valuation movements where appropriate. Each unobservable input within a product is considered separately and sensitivity is reported on an additive basis.
Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information taking into account consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Movement in level 3 portfolios
The following table shows the movement in level 3 assets and liabilities.

	Half year ended 30 June 2020				Half year ended 30 June 2019
		Other				Other
	Trading	financial	Total	Total	Trading	financial	Total	Total
	assets (1)	assets (2)	assets	liabilities	assets (1)	assets (2)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	2,233	321	2,554	1,317	2,657	643	3,300	1,957
Amount recorded in the income statement (3)	313	(1)	312	97	(113)	4	(109)	260
Amount recorded in the statement of
comprehensive income	-	62	62	-	-	75	75	-
Level 3 transfers in	133	207	340	6	158	2	160	161
Level 3 transfers out	(101)	-	(101)	(337)	(462)	(53)	(515)	(239)
Issuances	-	-	-	-	-	-	-	23
Purchases	366	10	376	100	290	2	292	216
Settlements	(113)	-	(113)	(14)	(73)	(6)	(79)	(171)
Sales	(933)	(1)	(934)	(164)	(249)	(157)	(406)	(419)
Foreign exchange and other adjustments	5	8	13	3	3	(3)	-	2
At 30 June	1,903	606	2,509	1,008	2,211	507	2,718	1,790
Amounts recorded in the income statement
in respect of balances held at year end
- unrealised	313	(1)	312	97	(112)	2	(110)	260

Notes:
(1)	Trading assets comprise assets held at fair value in trading portfolios.
(2)	Other financial assets comprise fair value through other comprehensive income, designated at fair value through profit or loss and other fair value through profit or loss.
(3)
£215 million net gains on trading assets and liabilities (30 June 2019 - £383 million losses) were recorded in income from trading activities. Net gains on other instruments of nil (30 June 2019 - £14 million gains) were recorded in other operating income and interest income as appropriate.

Notes
8. Financial instruments: carried at fair value - valuation hierarchy continued
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below:

	30 June	31 December
	2020	2019
	£m	£m
Funding - FVA	188	244
Credit - CVA	445	386
Bid - Offer	148	165
Product and deal specific	170	238
	951	1,033

Fair value
●
Valuation reserves, comprised of credit valuation adjustments (CVA), funding valuation adjustment (FVA), bid-offer and product and deal specific reserves decreased to £951 million at 30 June 2020 (31 December 2019 – £1,033 million) with an increase in CVA reserves more than offset by reductions in other reserves.

●
CVA reserves increased to £445 million at 30 June 2020 (31 December 2019 – £386 million) due to credit spreads widening and increases in positive exposures, driven by interest rate and FX market moves, partially offset by trade novation activity.

●
FVA reserves reduced to £188 million at 30 June 2020 (31 December 2019 – £244 million) as the impact of funding spreads widening and the increases in positive exposures were more than offset by increases in negative exposures, credit spreads widening, trade novation activity and a reduction in the types of initial margin posting requirements assessed as part of FVA. The reduction in product and deal specific reserves to £170 million at 30 June 2020 (31 December 2019 - £238 million) was due to certain negative exposures increasing (driven by interest rate and FX market moves), credit spreads widening and trade novation activity.

Notes
8. Financial instruments: carried at fair value - valuation hierarchy continued
Financial instruments: fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

Items where
fair value
	approximates	Carrying		Fair value hierarchy level
	carrying value	value	Fair value	Level 1	Level 2	Level 3
30 June 2020	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	100.3
Settlement balances	7.8
Loans to banks	0.1	12.9	12.9	-	7.6	5.3
Loans to customers		352.3	351.0	-	17.9	333.1
Other financial assets
Securities		11.6	11.8	6.2	2.5	3.1
Financial liabilities
Bank deposits	4.6	16.5	16.5	-	10.2	6.3
Customer deposits	349.3	59.0	59.0	-	7.0	52.0
Settlement balances	6.9
Other financial liabilities
Debt securities in issue		47.6	48.0	-	41.8	6.2
Subordinated liabilities		12.8	13.4	-	13.3	0.1
Other liabilities - notes in circulation	2.1

31 December 2019
Financial assets
Cash and balances at central banks	77.9
Settlement balances	4.4
Loans to banks		10.7	10.7	-	6.2	4.5
Loans to customers		326.9	324.0	-	11.0	313.0
Other financial assets
Securities		11.5	11.6	5.9	2.8	2.9
Financial liabilities
Bank deposits	4.1	16.4	16.5	-	12.2	4.3
Customer deposits	312.4	56.8	56.9	-	7.5	49.4
Settlement balances	4.1
Other financial liabilities
Debt securities in issue		43.0	43.7	-	38.5	5.2
Subordinated liabilities		9.3	10.0	-	9.9	0.1
Other liabilities - notes in circulation	2.2

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

Notes
9. Provisions for liabilities and charges

Payment		Other
	protection	customer	Litigation and
	insurance (1)	redress	other regulatory	Other (2)	Total
	£m	£m	£m	£m	£m
At 1 January 2020	1,156	314	426	781	2,677
ECL impairment charge	-	-	-	46	46
Currency translation and other movements	-	3	21	-	24
Charge to income statement	-	13	98	17	128
Release to income statement	(100)	(8)	(17)	(29)	(154)
Provisions utilised	(197)	(47)	(35)	(100)	(379)
At 31 March 2020	859	275	493	715	2,342
ECL impairment charge	-	-	-	77	77
Currency translation and other movements	-	1	2	-	3
Charge to income statement	1	62	2	134	199
Release to income statement	(150)	(7)	(4)	(54)	(215)
Provisions utilised	(204)	(49)	(11)	(106)	(370)
At 30 June 2020	506	282	482	766	2,036

Notes:
(1)	The balance at 30 June 2020 includes provisions held in relation to offers made in 2019 and earlier years of £134 million ..
(2)	Materially comprises provisions relating to property closures and restructuring costs.

There are uncertainties as to the eventual cost of redress in relation to certain provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

Payment protection insurance
Over 95% of pre-deadline complaints have been processed which removes uncertainty about the effects of volume and quality in financial estimate. As a result NatWest Group has released £250 million in H1 (of which £100 million was in Q1). NatWest Group continues to complete quality assurance on completed cases, conclude on the remaining small number of complaints and conclude cases with the Financial Ombudsman Service.

Notes
10. Dividends
As announced on 1 April 2020, NatWest Group plc has decided not to undertake interim dividend payments or share buybacks, take no charge in CET1 for foreseeable dividends and to defer decisions on any future shareholder distributions until the end of 2020. In response to a formal request from the Prudential Regulation Authority, the Board has also cancelled the final ordinary and special dividend payments in relation to the 2019 financial year. The Board remains committed to capital returns, will continue to review the situation and will look to resume distributions to ordinary shareholders in due course.

11. Loan impairment provisions
Loan exposure and impairment metrics
The table below summarises loans and related credit impairment measures on an IFRS 9 basis.

	30 June	31 December
	2020	2019
	£m	£m
Loans - amortised cost and FVOCI
Stage 1	266,444	305,502
Stage 2	97,010	27,868
Stage 3	7,034	6,598
Of which: individual	2,372	2,051
Of which: collective	4,662	4,547
	370,488	339,968
ECL provisions (1)
Stage 1	469	322
Stage 2	3,025	752
Stage 3	2,860	2,718
Of which: individual	905	796
Of which: collective	1,955	1,922
	6,354	3,792
ECL provisions coverage (2, 3)
Stage 1 (%)	0.18	0.11
Stage 2 (%)	3.12	2.70
Stage 3 (%)	40.66	41.19
	1.72	1.12

	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
Impairment losses
ECL charge (4)	2,858	323
Stage 1	308	(140)
Stage 2	2,150	101
Stage 3	400	362
Of which: individual	131	170
Of which: collective	269	192
ECL loss rate - annualised (basis points) (3)	154.28	19.88
Amounts written off	408	452
Of which: individual	41	243
Of which: collective	367	209

Notes:
(1)	Includes £8 million (31 December 2019 – £4 million) related to assets classified as FVOCI.
(2)	ECL provisions coverage is calculated as ECL provisions divided by loans.
(3)
ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively. ECL loss rate is calculated as annualised third party ECL charge divided by loans. The half year ECL charge is annualised by multiplying by two.

(4)
Includes a £5 million charge (30 June 2019 – £30 million charge) related to other financial assets, of which £4 million (30 June 2019 – nil) related to assets classified as FVOCI; and £8 million (30 June 2019 - £28 million) related to contingent liabilities.

(5)
The table above shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 90 for Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £99.2 billion and debt securities of £60.5 billion (31 December 2019 – £76.1 billion and £59.4 billion respectively).

Notes
12. Intangible assets
	30 June 2020			31 December 2019
	Goodwill	Other (1)	Total	Goodwill	Other (1)	Total
Cost	£m	£m	£m	£m	£m	£m
At 1 January	9,980	2,293	12,273	18,164	2,024	20,188
Currency translation and other adjustments	2	-	2	(180)	2	(178)
Acquisition of subsidiaries	-	-	-	1	-	1
Additions	-	133	133	-	380	380
Disposals and write-off of fully amortised assets (2)	-	(23)	(23)	(8,005)	(113)	(8,118)
At 30 June	9,982	2,403	12,385	9,980	2,293	12,273

Accumulated amortisation and impairment
At 1 January	4,373	1,278	5,651	12,558	1,014	13,572
Currency translation and other adjustments	2	1	3	(180)	1	(179)
Disposals and write-off of fully amortised assets	-	(19)	(19)	(8,005)	(72)	(8,077)
Charge for the year	-	141	141	-	291	291
Impairment of other intangible assets	-	7	7	-	44	44
At 30 June	4,375	1,408	5,783	4,373	1,278	5,651

Net book value at 30 June	5,607	995	6,602	5,607	1,015	6,622

Notes:
(1)
Principally internally generated software.
(2)
Goodwill that arose on the acquisition of ABN AMRO Holding N.V..

Intangible assets are reviewed for indicators of impairment. In 2020 £7 million (2019 - £44 million) of previously capitalised software was impaired primarily as a result of software which is no longer expected to yield future economic benefit.

NatWest Group’s goodwill acquired in business combinations, analysed by reportable segment is reviewed annually at 31 December for impairment and, given indicators of potential impairment related to the current economic situation, it was reviewed again at 30 June.

Impairment testing involves the comparison of the carrying value of each cash-generating unit (CGU) with its recoverable amount. The carrying values of the segments reflect the equity allocations made by management which are consistent with NatWest Group’s capital targets. Further refinements continue to be made to the approach.

Recoverable amount is the higher of fair value less cost of disposal and value in use. Value in use is the present value of expected future cash flows from the CGU. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants. The recoverable amounts for all CGUs at 31 December 2019 were based on value in use, using management's latest five-year revenue and cost forecasts. At 30 June, the recoverable amounts for all CGUs were based on internally developed scenarios covering a range of anticipated future economic situations to establish management’s best estimate of the economic conditions that will exist over the life of the asset. These are discounted cash flow projections of forecast scenarios over five years. The forecast is then extrapolated in perpetuity using a long-term growth rate to compute a terminal value, which comprises the majority of the value in use. The long-term growth rates have been based on expected nominal growth of the CGUs. The pre-tax risk discount rates are based on those observed to be applied to businesses regarded as peers of the CGUs.

Total goodwill was concluded to be recoverable at 31 December 2019 and 30 June 2020. At 30 June, alternative scenarios applied to consider the recoverability of Commercial Banking goodwill indicated that there were the possibilities of partial/full impairment for worse economic outlooks. The conclusion that Commercial Banking goodwill was recoverable reflected the current ECL outlook, management plans for costs and revenues and yield improvement in the external environment. An impairment of Commercial Banking goodwill is likely if there is further economic deterioration or other negative effects on costs and revenues.

Critical accounting policy: Goodwill
Critical estimates
Impairment testing involves a number of judgemental areas: the preparation of cash flow projections over five years; the long term growth rate used to derive the terminal value; the assessment of discount rates appropriate to each business; estimation of the fair value of the CGUs; and the valuation of separable assets of each business whose goodwill is reviewed.

Notes
12. Intangible assets continued
The key assumptions that are applied across the five year period of the forecast for Commercial Banking and to the terminal calculation, and the recoverable amount that exceeds carrying value is presented below.

		Forecast				Assumptions		Recoverable
				Long-term	Capital			amount
		ECL loss		effective	requirements	Terminal	Pre-tax	exceeded
	Goodwill	rate	C:I ratio	tax rate	CET1 ratio	growth rate	discount rate	carrying value
30 June 2020	£bn	%	%	%	%	%	%	£bn
Commercial Banking	2.6	0.36	58.7	27.0	11.5	1.6	13.7	1.6

31 December 2019
Commercial Banking	2.6	0.29	53.8	25.0	12.0	1.6	13.4	4.1

The impact on Commercial Banking VIU of reasonably possible changes to key assumptions is presented below. This reflects the sensitivity of the VIU to each key assumption on its own. It is possible that more than one favourable and/or unfavourable change may occur at the same time.
					Change to reduce
	Favourable change		Unfavourable change		headroom to nil
		Increase in VIU	Decrease in VIU
30 June 2020%		£bn	%	£bn	%
ECL loss rates	(0.16)	0.7	0.10	(0.9)	0.17
Cost:income ratio	(1.0)	2.1	4.5	(1.5)	4.6
Forecast income	5.0	1.8	(5.0)	(1.8)	(4.3)
Effective tax rate	(1.0)	0.2	1.0	(0.2)	8.3
Capital requirements - CET 1 ratio	(1.0)	0.1	1.0	(0.1)	22.3
Terminal growth rate	1.0	0.7	(1.0)	(0.5)	(3.9)
Pre-tax discount rate	(1.0)	1.4	1.0	(1.1)	1.4

31 December 2019
ECL loss rates	(0.16)	1.6	0.10	(1.0)	0.41
Cost:income ratio	(1.0)	1.6	4.5	(0.7)	12.6
Forecast income	5.0	2.1	(5.0)	(2.1)	(9.8)
Effective tax rate	(1.0)	0.2	1.0	(0.2)	17.1
Capital requirements - CET 1 ratio	(1.0)	0.2	1.0	(0.2)	22.2
Terminal growth rate	1.0	0.8	(1.0)	(0.7)	(3.1)
Pre-tax discount rate	(1.0)	2.3	1.0	(1.8)	2.7

13. Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 30 June 2020. Although NatWest Group is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group’s expectation of future losses.

	30 June	31 December
	2020	2019
	£m	£m
Guarantees	2,457	2,757
Other contingent liabilities	2,388	2,478
Standby facilities, credit lines and other commitments	119,469	119,760
Contingent liabilities and commitments	124,314	124,995

Contingent liabilities arise in the normal course of NatWest Group’s business; credit exposure is subject to the bank’s normal controls.

Notes
14. Litigation, investigations and reviews
NatWest Group plc (formerly The Royal Bank of Scotland Group plc) and certain members of NatWest Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (‘Matters’) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many proceedings and investigations, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on NatWest Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those Matters for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NatWest Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. NatWest Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with NatWest Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 293 of NatWest Group’s 2019 Annual Report & Accounts.

Litigation
Residential mortgage-backed securities (RMBS) litigation in the US
NatWest Group companies continue to defend RMBS-related claims in the US in which plaintiffs allege that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. The remaining RMBS lawsuits against NatWest Group companies consist of cases filed by the Federal Home Loan Bank of Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007. In addition, NatWest Markets Securities Inc. (NWMSI) previously agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. for US$55.3 million. This was paid into escrow pending court approval of the settlement, which was granted in March 2019, but which is now the subject of an appeal by a class member who does not want to participate in the settlement.

London Interbank Offered Rate (LIBOR) and other rates litigation
NWM Plc and certain other members of NatWest Group, including NatWest Group plc, are defendants in a number of class actions and individual claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. In December 2016, the SDNY held that it lacks personal jurisdiction over

Notes
14. Litigation, investigations and reviews continued
NWM Plc with respect to certain claims. As a result of that decision, all NatWest Group companies have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchange-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but seven non-class cases in the co-ordinated proceeding remain pending against NatWest Group defendants. The dismissal of NatWest Group companies for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit. In March 2020, NatWest Group companies finalised a settlement resolving the class action on behalf of bondholder plaintiffs (those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR). The amount of the settlement (which was covered by an existing provision) has been paid into escrow pending court approval of the settlement.

Among the non-class claims dismissed by the SDNY in December 2016 were claims that the Federal Deposit Insurance Corporation (FDIC) had asserted on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges that the defendants breached English and European competition law, as well as asserting common law claims of fraud under US law.

In addition, there are two class actions relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the SDNY. In the first class action, which relates to Euroyen TIBOR futures contracts, the court dismissed the plaintiffs’ antitrust claims in March 2014, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation. The Commodity Exchange Act claims are now the subject of a further motion to dismiss on the ground that they are impermissibly extraterritorial. The second class action relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR. The court dismissed that case in March 2017 on the ground that the plaintiffs lack standing. However, the United States Court of Appeals reinstated the claims on 1 April 2020, and the case has returned to the SDNY for further litigation.

In addition to the above, five other class action complaints were filed against NatWest Group companies in the SDNY, each relating to a different reference rate. The SDNY dismissed all claims against NWM Plc in the case relating to Euribor for lack of personal jurisdiction in February 2017. The SDNY dismissed, for various reasons, the case relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate on 26 July 2019, the case relating to Pound Sterling LIBOR on 16 August 2019, and the case relating to Swiss Franc LIBOR on 16 September 2019. Plaintiffs are appealing each of these four dismissals to the United States Court of Appeals for the Second Circuit. In the fifth class action, which relates to the Australian Bank Bill Swap Reference Rate, the SDNY on 13 February 2020 declined to dismiss the amended complaint as against NWM Plc and certain other defendants, but dismissed it as to other members of NatWest Group (including NatWest Group plc). The claims against non-dismissed defendants (including NWM Plc) are now proceeding in discovery.

NWM Plc has also been named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service, which was granted on 28 July 2020. That decision may be appealed, and the claimants may seek to re-raise the claims in the future, in which case NWM Plc may seek to file other potentially dispositive motions.

In January 2019, a class action antitrust complaint was filed in the SDNY alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The NatWest Group defendants are NatWest Group plc, NWM Plc, NWMSI and NWB Plc. The defendants made a motion to dismiss this case, which was granted by the court on 26 March 2020. Plaintiffs’ appeal of the dismissal is pending in the United States Court of Appeals for the Second Circuit.

FX antitrust litigation
NWM Plc, NWMSI and / or NatWest Group plc are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business, each of which is pending before the same federal judge in the SDNY. In 2015, NWM Plc paid US$255 million to settle the consolidated antitrust class action on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. That settlement received final court approval in August 2018. In November 2018, some members of the settlement class who opted out of the settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NWM Plc, NWMSI and other banks. Those opt-out claims are proceeding in discovery. In December 2018, some of the same claimants, as well as others, filed proceedings in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks. The claim was served in April 2019.

Notes
14. Litigation, investigations and reviews continued
Two other FX-related class actions remain pending in the SDNY. First, there is a class action on behalf of ‘consumers and end-user businesses,’ which is proceeding against NWM Plc and others in discovery and the class certification phase. Second, there is a class action on behalf of ‘indirect purchasers’ of FX instruments (which plaintiffs define as persons who transacted FX instruments with retail foreign exchange dealers that transacted directly with defendant banks). Parties in the second class action executed a settlement agreement in May 2020. NWM Plc has paid the settlement (which was covered by an existing provision) into escrow pending court approval of the settlement.

In May 2019, a class action was filed in the Federal Court of Australia against NWM Plc and other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUS $0.5 million. NatWest Group plc has been named in the action as a ‘cartel party’, but is not a defendant. The claim was served in June 2019.

On 29 July and 11 December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal against NatWest Group plc, NWM Plc and other banks. Both applications have been brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. A hearing has been scheduled for March 2021 to determine class certification and which of the two opt-out applications should be permitted to represent the class.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion, which names NatWest Group plc as the defendant, was served on NatWest Group plc on 26 May 2020. NatWest Group plc intends to file a motion for cancellation of service.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether any of these claims will be pursued, but expects that some may.

Government securities antitrust litigation
NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action pending in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The defendants’ motion to dismiss this matter remains pending.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by European central banks (EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. The defendants filed a motion to dismiss this matter, which was granted by the court in respect of NWM Plc and NWMSI on 23 July 2020, subject to plaintiffs attempting to remedy the pleading deficiencies identified by the court through an amended complaint.

Swaps antitrust litigation
NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is complete, and the plaintiffs’ motion for class certification remains pending.

In addition, in June 2017, TeraExchange filed a complaint against NatWest Group companies, including NatWest Group plc, as well as a number of other credit default swap dealers, in the SDNY. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. In October 2018, the court dismissed all claims against NatWest Group companies.

Notes
14. Litigation, investigations and reviews continued
Odd lot corporate bond trading antitrust litigation
NWMSI is the subject of a class action antitrust complaint filed in the SDNY against NWMSI and several other securities dealers. The complaint alleges that, from August 2006 to the present, the defendants conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The schedule in the case contemplates that defendants will make a motion to dismiss the complaint in this matter in September 2020.

Madoff
NWM N.V. is a defendant in two actions filed by Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York. In both cases, the trustee alleges that certain transfers received by NWM N.V. amounted to fraudulent conveyances that should be clawed back for the benefit of the Madoff estate.

In the primary action, filed in December 2010, the trustee is seeking to clawback a total of US$276.3 million in redemptions that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. On 31 March 2020, the bankruptcy court denied the trustee’s request for leave to amend its complaint to include additional allegations against NWM N.V., holding that, even with the proposed amendments, the complaint would fail as a matter of law to state a valid claim against NWM N.V. The trustee has commenced an appeal of the bankruptcy court’s decision. In the second action, filed in October 2011, the trustee seeks to recover an additional US$21.8 million. In November 2016, the bankruptcy court dismissed this case on international comity grounds, and that decision was appealed. In February 2019, the United States Court of Appeals for the Second Circuit reversed the bankruptcy court’s decision and the case is now returning to the bankruptcy court for further proceedings.

Interest rate hedging products and similar litigation
NatWest Group continues to deal with a small number of active litigation claims in the UK relating to the alleged mis-selling of interest rate hedging products.

Separately, NWM Plc is defending claims filed in France by three French local authorities relating to structured interest rate swaps. NWM N.V. was named as a co-defendant in two of the three claims, and has now been dismissed from one of them. The plaintiffs allege, among other things, that the swaps are void for being illegal transactions, that they were mis-sold, and that information / advisory duties were breached. Of the three claims, one is being appealed to the Supreme Court, one has been remitted from the Supreme Court to the Court of Appeal for reconsideration of one aspect, and judgment in the third was granted from the lower court in favour of NWM Plc on 2 July 2020.

EUA trading litigation
HMRC issued a tax assessment in 2012 against NatWest Group plc for approximately £86 million regarding a value-added-tax (VAT) matter in relation to the trading of European Union Allowances (EUAs) by a joint venture subsidiary in 2009. NatWest Group plc has lodged an appeal, which is still to be heard, before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the ‘Tax Dispute’). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, NWM Plc was a named defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in EUAs in 2009 and were alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants claimed approximately £71.4 million plus interest and costs and alleged that NWM Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded in July 2018 and judgment was issued on 10 March 2020. The court held that NWM Plc and Mercuria Energy Europe Trading Limited were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009, with damages, interest and costs still to be determined by the court. NWM Plc is appealing the judgment.

US Anti-Terrorism Act litigation
NWB Plc is defending lawsuits filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NWB Plc is liable for damages arising from those attacks pursuant to the US Anti-Terrorism Act because NWB Plc previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.

Notes
14. Litigation, investigations and reviews continued
In October 2017, the trial court dismissed claims against NWB Plc with respect to two of the 18 terrorist attacks at issue. In March 2018, the trial court granted a request by NWB Plc for leave to file a renewed summary judgment motion in respect of the remaining claims, and in March 2019, the court granted summary judgment in favour of NWB Plc. The plaintiffs’ appeal of the judgment to the United States Court of Appeals for the Second Circuit is pending.

NWM N.V. and certain other financial institutions are defendants in several actions pending in the United States District Courts for the Eastern and Southern Districts of New York, filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

The attacks at issue in the cases were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. On 16 September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. The plaintiffs are appealing the decision to the United States Court of Appeals for the Second Circuit. Another action, filed in the SDNY in 2017, was dismissed in March 2019 on similar grounds. The dismissal is subject to appeal by the plaintiffs. Other follow-on actions that are substantially similar to the two that have now been dismissed are pending in the same courts.

Securities underwriting litigation
NWMSI is an underwriter defendant in several securities class actions in the US in which plaintiffs generally allege that an issuer of public debt or equity securities, as well as the underwriters of the securities (including NWMSI), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

Investigations and reviews
NatWest Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition / anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

The NatWest Markets business in particular has been providing, and continues to provide, information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

NatWest Group is co-operating fully with the investigations and reviews described below.

US investigations relating to fixed-income securities
In the US, NatWest Group companies have in recent years been involved in investigations relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs). Investigations by the US Department of Justice (DoJ) and several state attorneys general relating to the issuance and underwriting of RMBS were previously resolved. Certain other state attorneys general have sought information regarding similar issues, and NatWest Group is aware that at least one such investigation is ongoing.

Notes
14. Litigation, investigations and reviews continued
In October 2017, NWMSI entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA, conditioned on NWMSI and affiliated companies complying with the NPA’s reporting and conduct requirements during its term, including by not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the anti-fraud provisions of the United States securities law.

The NatWest Markets business is currently responding to a separate criminal investigation by the USAO and DoJ concerning unrelated trading by certain NatWest Markets former traders involving alleged spoofing. The NPA (referred to above) has been extended as the criminal investigation has progressed and related discussions with the USAO and the DoJ, including relating to the impact of such alleged conduct on the status of the NPA and the potential consequences thereof, have been ongoing. The duration and outcome of these matters remain uncertain, including in respect of whether settlement may be reached. Material adverse collateral consequences, in addition to further substantial costs and the recognition of further provisions, may occur depending on the outcome of the investigations, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 293 of NatWest Group’s 2019 Annual Report & Accounts.

Foreign exchange related investigations
In 2014 and 2015, NWM Plc paid significant penalties to resolve investigations into its FX business by the FCA, the CFTC, the DoJ, and the Board of Governors of the Federal Reserve System (Federal Reserve). The settlement included a cease and desist order, which was terminated by the Federal Reserve with effect from 12 February 2020. In May and June 2019, NatWest Group plc and NWM Plc reached settlements totalling approximately EUR 275 million in connection with the EC and certain other related competition law investigations into FX trading. NWM Plc continues to co-operate with ongoing investigations from competition authorities on similar issues relating to past FX trading. The exact timing and amount of future financial penalties, related risks and collateral consequences remain uncertain and may be material.

FCA review of NatWest Group’s treatment of SMEs
In 2014, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000 to review NatWest Group’s treatment of SME customers whose relationship was managed by NatWest Group’s Global Restructuring Group (GRG) in the period 1 January 2008 to 31 December 2013. In response to the Skilled Person’s final report and update in 2016, NatWest Group announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an independent third party. The complaints process has since closed to new complaints.

NatWest Group’s remaining provisions in relation to these matters at 30 June 2020 were £72 million.

Investment advice review
As a result of an FSA review in 2013, the FCA required NatWest Group to carry out a past business review and customer contact exercise on a sample of historic customers who received investment advice on certain lump sum products, during the period from March to December 2012. The review was conducted under section 166 of the Financial Services and Markets Act 2000. Redress was paid to certain customers in that sample group.

NatWest Group later agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. That exercise is now complete. Phase 2 (covering sales in 2010) started in April 2018 and, with the exception of a small cohort of former customers for whom there is an extended completion date, was materially completed by the end of 2019, with full completion and formal closure expected by the end of 2020.

In addition, NatWest Group agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product. Redress was paid to certain customers who took out the structured product. This remediation activity was completed in December 2019.

NatWest Group’s remaining provisions in relation to these matters at 30 June 2020 were £6 million.

Notes
14. Litigation, investigations and reviews continued
During October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. NatWest Group is co-operating with the Skilled Person’s review, which is ongoing.

FCA investigation into NatWest Group’s compliance with the Money Laundering Regulations 2007
In July 2017, the FCA notified NatWest Group that it was undertaking an investigation into NatWest Group’s compliance with the Money Laundering Regulations 2007 in relation to certain customers. There are currently two areas under review: (1) compliance with Money Laundering Regulations in respect of Money Service Business customers; and (2) the Suspicious Transactions regime in relation to the events surrounding particular customers. The investigations in both areas are assessing both criminal and civil culpability. NatWest Group is co-operating with the investigations, including responding to information requests from the FCA.

Systematic Anti-Money Laundering Programme assessment
In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of NatWest Group. The FCA provided its written findings to NatWest Group in June 2019, and NatWest Group responded on 8 August 2019. On 28 August 2019, the FCA instructed NatWest Group to appoint a Skilled Person to provide assurance on financial crime governance arrangements in relation to two financial crime change programmes. NatWest Group is co-operating with the Skilled Person’s review, which is ongoing.

FCA mortgages market study
In December 2016, the FCA launched a market study into the provision of mortgages. In March 2019 the final report was published. This found that competition was working well for many customers but also proposed remedies to help customers shop around more easily for mortgages. A period of consultation is underway and the FCA has indicated that it intends to provide updates on the remedies in due course.

Response to reports concerning certain historic Russian and Lithuanian transactions
Media coverage in March 2019 highlighted an alleged money laundering scheme involving Russian and Lithuanian entities between 2006 and 2013. The media reports alleged that certain European banks, including ABN AMRO and at least one US bank, were involved in processing certain transactions associated with this scheme. NatWest Group has responded to regulatory requests for information.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC
In December 2015, correspondence was received from the CBI setting out an industry examination framework in respect of the sale of tracker mortgages from c.2001 to date. The redress and compensation phase (phase 3) has now concluded, although an appeals process is currently anticipated to run until at least the end of June 2021. NatWest Group has made provisions totalling €322 million (£293 million), of which €277 million (£252 million) had been utilised by 30 June 2020 in respect of redress and compensation.

In April 2016, the CBI commenced an investigation alleging that it suspected UBI DAC of breaching specified provisions of the Consumer Protection Code 2006 in its treatment of certain tracker mortgage customers during the period 2006-2008, which is ongoing. UBI DAC identified further legacy business issues, as an extension to the tracker mortgage review. These remediation programmes are ongoing. NatWest Group has made provisions of €164 million (£149 million), of which €134 million (£122 million) had been utilised by 30 June 2020 for these programmes.

Notes
15. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the NatWest Group. The NatWest Group enters into transactions with many of these bodies.

Bank of England facilities
In the ordinary course of business, the NatWest Group may from time to time access market-wide facilities provided by the Bank of England. The NatWest Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties
(a) In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.
(b) The NatWest Group recharges The NatWest Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the NatWest Group.

Full details of the NatWest Group’s related party transactions for the year ended 31 December 2019 are included in the NatWest Group plc (formerly The Royal Bank of Scotland Group plc) 2019 Annual Report & Accounts.

16. Parent Company Balance Sheet
At each reporting date, the company assesses whether there is any indication that its investment in a subsidiary is impaired. If any such indication exists, the company undertakes an impairment test by comparing the carrying value of the investment in the subsidiary with its estimated recoverable amount. The recoverable amount of an investment in a subsidiary is the higher of its fair value less cost to sell and its value in use. Impairment testing inherently involves a number of judgments: the choice of appropriate discount and growth rates; and the estimation of fair value.

At 30 June, an impairment of £9 billion (2019 - £1.5 billion) has been recognised in the parent company balance sheet.  The parent company balance sheet is not presented.  The investment in NatWest Holdings Limited was impaired to net realisable value, as value in use fell below the net realisable value.  This reduces the distributable reserves of the company from £36.5 billion to £26.8 billion. The 2019 impairment mainly related to the company’s investment in NWM Plc due to the decline in net realisable value as a result of challenging market conditions.

Future increases in the net realisable value or value in use of a subsidiary may permit a reversal of this impairment, while falls in the recoverable amount will result in further impairments.

17. Post balance sheet events
Other than as disclosed in this document there have been no significant events between 30 June 2020 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

18. Date of approval
This announcement was approved by the Board of Directors on 30 July 2020.

Independent review report to NatWest Group plc (formerly The Royal Bank of Scotland Group plc)

We have been engaged by NatWest Group plc (“the Company”) to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2020 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related Notes 1 to 18, and the Capital and risk management disclosures for those identified as within the scope of our review, (together “the condensed consolidated financial statements”). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Company are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2020 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
Statutory Auditor
London, United Kingdom
30 July 2020

NatWest Group plc Summary Risk Factors
Summary of principal risks and uncertainties
Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NatWest Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 281 to 295 of the NatWest Group plc (formerly The Royal Bank of Scotland Group plc) 2019 Annual Report and Accounts, on pages 286 to 300 of its Form 20-F and pages 29-30 of its Q1 2020 IMS which should be read together with NatWest Group’s other public disclosures. Any of the risks identified may have a material adverse effect on NatWest Group’s business, operations, financial condition or prospects.

Economic and political risk
●
The direct and indirect effects of the Covid-19 pandemic are having and are likely to continue to have a material adverse impact on NatWest Group’s business, results of operations and outlook and may affect its strategy, its ability to meet its targets and achieve its strategic objectives.
●
Prevailing uncertainty regarding the terms of the UK’s withdrawal from the European Union has adversely affected and will continue to adversely affect NatWest Group’s operating environment.
●
NatWest Group faces increased political and economic risks and uncertainty in the UK and global markets, including in respect of various forms of governmental, legal or regulatory financial assistance and/or stimulus designed to support an economic recovery (for example, temporary insolvency relief for distressed borrowers). There is also uncertainty as to whether the mandated governmental schemes (for example, mortgage repayment holidays) announced earlier this year may be extended, discontinued or changed. Any of the above may have a negative impact on the economy and on NatWest Group.
●
Changes in interest rates have significantly affected and will continue to affect NatWest Group’s business and results. Further decreases in interest rates and/or continued sustained low or negative interest rates would put increased pressure on NatWest Group’s net interest margins and adversely affect NatWest Group’s business, results of operations and outlook.
●
NatWest Group expects to face significant risks in connection with climate change and the transition to a low carbon economy which may adversely impact NatWest Group.
●
HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of securities issued by NatWest Group.
●
Changes in foreign currency exchange rates may affect NatWest Group’s business, results of operations and outlook.

Financial resilience risk
●
NatWest Group may not meet targets, including as a result of the direct and indirect effects of the Covid-19 pandemic.
●
NatWest Group currently holds £5.6 billion in goodwill which relies on management’s assumptions on future profitability. Changes in such assumptions may result in the carrying balance being impaired, which could have a material adverse effect on NatWest Group’s business, results of operations and outlook. Goodwill in Commercial Banking (currently £2.6 billion) is particularly susceptible to impairment based on changes in its assumed future profitability.
●
There is no certainty as to when NatWest Group will be in a position to resume discretionary capital distributions (including dividends to shareholders). On 31 March 2020, NatWest Group announced in response to a request from the PRA that it was cancelling dividend payments in relation to the 2019 financial year, that it would not undertake quarterly or interim dividend payments or share buybacks, and would defer decisions on any future ordinary shareholder distributions until the end of 2020. It remains uncertain as to whether the PRA will make further similar requests in the future, or if it will expand the scope of such requests, which may further hinder discretionary capital distributions.
●
NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
●
NatWest Group has significant exposure to counterparty and borrower risk, which has increased materially particularly as a result of the direct and indirect effects of the Covid-19 pandemic on borrower counterparties and other borrowers.
●
NatWest Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
●
NatWest Group is subject to Bank of England oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England deem NatWest Group’s preparations to be inadequate.
●
NatWest Group may not be able to adequately access sources of liquidity and funding and NatWest Group may be required to adapt its funding plan.
●
Any reduction in the credit rating and/or outlooks assigned to Natwest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding.

NatWest Group plc Summary Risk Factors
Financial resilience risk continued
●
NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
●
NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
●
NatWest Group’s financial statements are sensitive to the underlying accounting policies, judgments, estimates and assumptions.
●
Changes in accounting standards may materially impact NatWest Group’s financial results.
●
The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
●
NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

Strategic risk
●
NatWest Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across NatWest Group. It carries significant execution and operational risks (which have been heightened due to the Covid-19 pandemic) and NatWest Group may not achieve its stated aims and targeted outcomes.
●
Over the next three years, NatWest Group intends to re-focus its NatWest Markets franchise to NatWest Group’s corporate and institutional customer offering and realise significant reductions in risk weighted assets, cost base and complexity. As a result of the direct and indirect effects of the Covid-19 pandemic, achieving these reductions in the current environment may be more challenging and such reductions may not be achieved in a timely manner or at all, which may require management actions by NatWest Group. This entails significant commercial, operational and execution risks and the intended benefits for NatWest Group may not be realised within the timeline and in the manner currently contemplated.
●
NatWest Group’s new Purpose-led Strategy includes one area of focus on climate change which entails significant execution risk and is likely to require material changes to the business model of NatWest Group over the next ten years.

Operational and IT resilience risk
●
NatWest Group is subject to increasingly sophisticated and frequent cyberattacks, which could adversely affect NatWest Group.
●
NatWest Group’s operations and strategy are highly dependent on the effective use and accuracy of data to support and improve its operations and deliver its strategy.
●
Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses and have been heightened as a result of the Covid-19 pandemic.
●
NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working), and any IT failure could adversely affect NatWest Group.
●
NatWest Group relies on attracting, retaining and developing senior management and skilled personnel, and is required to maintain good employee relations.
●
Due to the fact that most of NatWest Group employees are currently working remotely as a result of the Covid-19 pandemic, there is increased exposure to conduct, operational and other risks which may place additional pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks. A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
●
NatWest Group’s operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk
●
NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
●
NatWest Group is subject to a number of litigation matters, regulatory and governmental actions and investigations as well as associated remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.
●
NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
●
NatWest Group operates in markets that are subject to intense scrutiny by the competition authorities.
●
The cost of implementing the alternative remedies package (regarding the business previously described as Williams & Glyn) could be more onerous than anticipated.
●
Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:
●
the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';
●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and
●
the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Howard Davies	Alison Rose-Slade	Katie Murray
Chairman	Group Chief Executive Officer	Group Chief Financial Officer

30 July 2020

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Alison Rose-Slade Katie Murray	Frank Dangeard Patrick Flynn Morten Friis Robert Gillespie Yasmin Jetha Baroness Noakes Mike Rogers Mark Seligman Lena Wilson

Presentation of information
The Royal Bank of Scotland Group plc or the ‘parent company’ was renamed NatWest Group plc on 22 July 2020.

In this document, ‘parent company’ refers to the NatWest Group plc, and ‘NatWest Group’ or the ‘Group’ refers to NatWest Group plc and its subsidiaries. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings.  The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings.  The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc.  The term ‘NWB Plc’ refers to National Westminster Bank Plc.  The term ‘UBI DAC’ refers to Ulster Bank Ireland DAC.  The term ‘RBSI Limited’ refers to The Royal Bank of Scotland International Limited.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Western European corporate portfolio
In order to best serve its customers in an efficient manner and in light of Brexit planning, NatWest Group expects that its Western European corporate portfolio, principally including term funding and revolving credit facilities, may remain in NWB Plc and not be transferred to NatWest Markets Plc or its subsidiaries. Some or all of the portfolio already held in NatWest Markets Plc or its subsidiaries may be transferred to NWB Plc. The timing and quantum of such transfers is uncertain.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2019 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Condensed consolidated financial statements
The unaudited condensed consolidated financial statements for the half year ended 30 June 2020 comprise the following sections of this document:
●
Statutory results on pages 78 to 106 comprising the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and the related notes 1 to 18.

●	The Capital and risk management section on pages 19 to 77 as indicated within the scope of the independent review.

The above sections are within the scope of the independent review performed by Ernst & Young LLP (EY). Refer to the Independent review report to NatWest Group plc on page 107 for further information.

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group’s exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, the level and extent of future impairments and write-downs, including with respect to goodwill, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on NatWest Group. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's (previously The Royal Bank of Scotland Group plc) UK 2019 Annual Report and Accounts (ARA), NatWest Group plc’s Interim Results for Q1 2020 and NatWest Group plc’s Interim Results for H1 2020 and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Additional information
Share information
	30 June 2020	31 March 2020	31 December 2019

Ordinary share price (pence)	121.6	112.9	240.3

Number of ordinary shares in issue (millions)	12,125	12,094	12,094

Financial calendar
2020 third quarter interim management statement	30 October 2020

Contacts
Analyst enquiries:	Alexander Holcroft, Investor Relations	+44 (0) 20 7672 1758
Media enquiries:	NatWest Group Press Office	+44 (0) 131 523 4205

	Management presentation	Fixed income call	Web cast and dial in details
Date:	Friday 31 July 2020	Friday 31 July 2020	https://investors.natwestgroup.com/results-centre
Time:	9:00 am UK time	1:30 pm UK time	International – +44 (0) 20 3057 6566
Conference ID:	8081948	7584097	UK Free Call – 0800 279 6637 US Local Dial-In, New York - 1 646 517 5063

Available on www.natwestgroup.com/results
●	Interim Results 2020 and background slides.
●	A financial supplement containing income statement, balance sheet and segment performance information for the nine quarters ended 30 June 2020.
●	NatWest Group and NWH Group Pillar 3 supplement at 30 June 2020.

Appendix

Non-IFRS financial measures

Appendix Non-IFRS financial measures

As described in Note 1 on page 84, NatWest Group prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). The Interim Results contain a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:

Non-IFRS financial measures
Measure	Basis of preparation	Additional analysis or reconciliation
NatWest Group return on tangible equity
Annualised profit for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity less average intangible assets and average other owners’ equity.
Table 1
Segmental return on tangible equity
Annualised segmental operating profit adjusted for tax and for preference share dividends divided by average notional equity, allocated at an operating segment specific rate, of the period average segmental risk-weighted assets incorporating the effect of capital deductions (RWAe).
Table 1
Operating expenses analysis – management view
The management analysis of operating expenses shows strategic costs and litigation and conduct costs in separate lines. Depreciation and amortisation, impairment of other intangibles and other administrative expenses attributable to these costs are included in strategic costs and litigation and conduct costs lines for management analysis.
These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
Table 2
Cost:income ratio	Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.	Table 3
Commentary – adjusted periodically for specific items	NatWest Group and segmental business performance commentary have been adjusted for the impact of specific items such as transfers, strategic, litigation and conduct costs (detailed on pages 14 to 18).	Notable items - page 5 Transfers – page 10 Strategic, litigation and conduct costs - pages 14 to 18
Bank net interest margin (NIM)	Net interest income of the banking business less NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less NWM element.	Table 4

Performance metrics not defined under IFRS(1)
Measure	Basis of preparation	Additional analysis or reconciliation
Loan:deposit ratio	Net customer loans held at amortised cost divided by total customer deposits.	Table 5
Tangible net asset value (TNAV)	Tangible equity divided by the number of ordinary shares in issue. Tangible equity is ordinary shareholders’ interest less intangible assets.	Page 4
NIM	Net interest income of the banking business as a percentage of interest-earning assets of the banking business.	Pages 14 to 18
Funded assets	Total assets less derivatives.	Pages 14 to 18
ECL loss rate	The annualised loan impairment charge divided by gross customer loans.	Pages 14 to 18

Note:
(1) Metric based on GAAP measures, included as not defined under IFRS and reported for compliance with ESMA adjusted performance measure rules.

Appendix Non-IFRS financial measures
1. Return on tangible equity
	Half year ended and
	as at		Quarter ended and as at
	30 June	30 June	30 June	31 March	30 June
	2020	2019	2020	2020	2019
(Loss)/profit attributable to ordinary shareholders (£m)	(705)	2,038	(993)	288	1,331
Adjustment for Alawwal bank merger gain (£m)		(764)
Adjusted profit attributable to ordinary shareholders (£m)		1,274
Annualised (loss)/profit attributable to ordinary shareholders (£m)	(1,410)	4,076	(3,972)	1,152	5,324
Annualised adjusted profit attributable to ordinary shareholders (£m)		2,548

Average total equity (£m)	44,026	46,310	44,068	44,018	46,179
Adjustment for other owners equity and intangibles (£m)	(11,911)	(12,528)	(11,987)	(11,911)	(12,410)
Adjusted total tangible equity (£m)	32,115	33,782	32,081	32,107	33,769

Return on tangible equity (%)	(4.4%)	12.1%	(12.4%)	3.6%	15.8%
Return on tangible equity adjusting for impact for Alawwal bank merger (%)		7.5%

	UK Personal	Ulster	Commercial	Private	RBS	NatWest
Half year ended 30 June 2020	Banking	Bank RoI	Banking	Banking	International	Markets
Operating profit/(loss) (£m)	453	(239)	(1,008)	84	87	69
Preference share cost allocation (£m)	(44)	-	(76)	(11)	(10)	(34)
Adjustment for tax (£m)	(115)	-	304	(20)	(11)	(10)
Adjusted attributable profit/(loss) (£m)	294	(239)	(780)	53	66	25
Annualised adjusted attributable profit/(loss) (£m)	588	(478)	(1,560)	106	132	50
Average RWAe (£bn)	38.0	12.7	75.9	10.2	7.0	41.9
Equity factor	14.5%	15.5%	11.5%	12.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.5	2.0	8.7	1.3	1.1	6.3
Return on equity (%)	10.7%	(24.2%)	(17.9%)	8.2%	11.8%	0.8%

Half year ended 30 June 2019
Operating profit (£m)	1,037	23	701	155	194	300
Adjustment for tax (£m)	(290)	-	(196)	(43)	(27)	(84)
Preference share cost allocation (£m)	(36)	-	(82)	(8)	-	(30)
Adjusted attributable profit (£m)	711	23	423	104	167	186
Annualised adjusted attributable profit (£m)	1,422	46	846	207	334	372
Adjustment for Alawwal bank merger gain (£m)	-	-	-	-	-	(299)
Annualised adjusted profit attributable
to ordinary shareholders (£m)	1,422	46	846	207	334	73
Average RWAe (£bn)	37.0	14.3	79.6	9.6	7.0	49.2
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.5	2.1	9.6	1.2	1.1	7.4
Return on equity (%)	25.6%	2.1%	8.8%	16.6%	29.7%	1.0%

NatWest Group – Interim Results 2020  1

Appendix Non-IFRS financial measures
1. Return on tangible equity continued

	UK Personal	Ulster	Commercial	Private	RBS	NatWest
Quarter ended 30 June 2020	Banking	Bank RoI	Banking	Banking	International	Markets
Operating profit/(loss) (£m)	129	(218)	(971)	35	19	(137)
Preference share cost allocation (£m)	(22)	-	(38)	(5)	(5)	(17)
Adjustment for tax (£m)	(30)	-	283	(8)	(2)	43
Adjustment attributable profit/(loss) (£m)	77	(218)	(726)	22	12	(111)
Annualised adjusted attributable profit/(loss) (£m)	308	(872)	(2,904)	88	48	(444)
Monthly average RWAe (£bn)	37.4	12.6	77.8	10.3	7.1	41.8
Equity factor	14.5%	15.5%	11.5%	12.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.4	2.0	8.9	1.3	1.1	6.3
Return on equity (%)	5.7%	(44.5%)	(32.5%)	6.6%	4.3%	(7.1%)

Quarter ended 31 March 2020
Operating profit/(loss)(£m)	324	(21)	(37)	49	68	206
Preference share cost allocation (£m)	(22)	-	(38)	(6)	(5)	(17)
Adjustment for tax (£m)	(85)	-	21	(12)	(9)	(53)
Adjustment attributable profit/(loss) (£m)	217	(21)	(54)	31	54	136
Annualised adjusted attributable profit/(loss) (£m)	868	(84)	(216)	124	217	544
Monthly average RWAe (£bn)	38.7	12.8	74.1	10.2	7.0	41.9
Equity factor	14.5%	15.5%	11.5%	12.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.6	2.0	8.5	1.3	1.1	6.3
Return on equity (%)	15.5%	(4.2%)	(2.5%)	9.8%	19.4%	8.7%

Quarter ended 30 June 2019
Operating profit (£m)	539	3	264	75	101	362
Adjustment for tax (£m)	(151)	-	(74)	(21)	(14)	(101)
Preference share cost allocation (£m)	(18)	-	(41)	(4)	-	(30)
Adjustment attributable profit (£m)	370	3	149	50	87	231
Annualised adjusted attributable profit (£m)	1,480	12	596	199	345	924
Adjustment for Alawwal merger gain (£m)	-	-	-	-	-	(598)
Annualised adjusted profit attributable to
ordinary shareholders (£m)	1,480	12	596	199	345	326
Monthly average RWAe (£bn)	37.2	14.3	80.1	9.6	7.0	49.1
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.6	2.1	9.6	1.2	1.1	7.4
Return on equity (%)	26.5%	0.6%	6.2%	15.9%	30.8%	4.4%

Appendix Non-IFRS performance measures
2. Operating expenses analysis

Statutory analysis (1,2)
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
Operating expenses	2020	2019	2020	2020	2019
Staff costs	(1,955)	(2,028)	(963)	(992)	(1,017)
Premises and equipment	(651)	(558)	(393)	(258)	(293)
Other administrative expenses	(696)	(863)	(298)	(398)	(445)
Depreciation and amortisation	(441)	(621)	(248)	(193)	(377)
Impairment of other intangible assets	(7)	(30)	(7)	-	(30)
Total operating expenses	(3,750)	(4,100)	(1,909)	(1,841)	(2,162)

Non-statutory analysis
	Half year ended
	30 June 2020				30 June 2019
		Litigation				Litigation
		and		Statutory		and		Statutory
	Strategic	conduct	Other	operating	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses	costs	costs	expenses	expenses
Staff costs	(160)	-	(1,795)	(1,955)	(187)	-	(1,841)	(2,028)
Premises and equipment	(148)	-	(503)	(651)	(65)	-	(493)	(558)
Other administrative expenses	(100)	89	(685)	(696)	(130)	(60)	(673)	(863)
Depreciation and amortisation	(49)	-	(392)	(441)	(222)	-	(399)	(621)
Impairment of other intangible assets	(7)	-	-	(7)	(25)	-	(5)	(30)
Total	(464)	89	(3,375)	(3,750)	(629)	(60)	(3,411)	(4,100)

	Quarter ended
	30 June 2020				31 March 2020
		Litigation				Litigation
		and		Statutory		and		Statutory
	Strategic	conduct	Other	operating	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses	costs	costs	expenses	expenses
Staff costs	(87)	-	(876)	(963)	(73)	-	(919)	(992)
Premises and equipment	(135)	-	(258)	(393)	(13)	-	(245)	(258)
Other administrative expenses	(57)	85	(326)	(298)	(43)	4	(359)	(398)
Depreciation and amortisation	(47)	-	(201)	(248)	(2)	-	(191)	(193)
Impairment of other intangible assets	(7)	-	-	(7)	-	-	-	-
Total	(333)	85	(1,661)	(1,909)	(131)	4	(1,714)	(1,841)

	Quarter ended
	30 June 2019
		Litigation
		and		Statutory
	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	(112)	-	(905)	(1,017)
Premises and equipment	(48)	-	(245)	(293)
Other administrative expenses	(72)	(55)	(318)	(445)
Depreciation and amortisation	(177)	-	(200)	(377)
Impairment of other intangible assets	(25)	-	(5)	(30)
Total	(434)	(55)	(1,673)	(2,162)

Notes:
(1)
On a statutory, or GAAP basis, strategic costs are included within staff costs, premises and equipment, depreciation and amortisation, impairment of other intangible assets and other administrative expenses. Strategic costs relate to restructuring provisions, related costs and projects that are transformational in nature.
(2)
On a statutory, or GAAP basis, litigation and conduct costs are included within other administrative expenses.

Appendix Non-IFRS performance measures
3. Cost:income ratio

	UK Personal	Ulster	Commercial	Private	RBS	NatWest	Central items	NatWest
	Banking	Bank RoI	Banking	Banking	International	Markets	& other	Group
Half year ended 30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(1,075)	(245)	(1,221)	(252)	(126)	(707)	(124)	(3,750)
Operating lease depreciation	-	-	73	-	-	-	-	73
Adjusted operating expenses	(1,075)	(245)	(1,148)	(252)	(126)	(707)	(124)	(3,677)

Total income	2,185	249	2,003	392	259	816	(66)	5,838
Operating lease depreciation	-	-	(73)	-	-	-	-	(73)
Adjustment total income	2,185	249	1,930	392	259	816	(66)	5,765

Cost:income ratio (%)	49.2%	98.4%	59.5%	64.3%	48.6%	86.6%	nm	63.8%

Half year ended 30 June 2019
Operating expenses	(1,229)	(281)	(1,262)	(232)	(119)	(678)	(299)	(4,100)
Operating lease depreciation	-	-	68	-	-	-	-	68
Adjusted operating expenses	(1,229)	(281)	(1,194)	(232)	(119)	(678)	(299)	(4,032)

Total income	2,447	283	2,165	384	310	942	586	7,117
Operating lease depreciation	-	-	(68)	-	-	-	-	(68)
Adjustment total income	2,447	283	2,097	384	310	942	586	7,049

Cost:income ratio (%)	50.2%	99.3%	56.9%	60.4%	38.4%	72.0%	nm	57.2%

Quarter ended 30 June 2020
Operating expenses	(546)	(122)	(611)	(129)	(65)	(365)	(71)	(1,909)
Operating lease depreciation	-	-	37	-	-	-	-	37
Adjusted operating expenses	(546)	(122)	(574)	(129)	(65)	(365)	(71)	(1,872)

Total income	1,035	120	995	191	115	273	(53)	2,676
Operating lease depreciation	-	-	(37)	-	-	-	-	(37)
Adjustment total income	1,035	120	958	191	115	273	(53)	2,639

Cost income ratio (%)	52.8%	101.7%	59.9%	67.5%	56.5%	133.7%	nm	70.9%

Quarter ended 31 March 2020
Operating expenses	(529)	(123)	(610)	(123)	(61)	(342)	(53)	(1,841)
Operating lease depreciation	-	-	36	-	-	-	-	36
Adjusted operating expenses	(529)	(123)	(574)	(123)	(61)	(342)	(53)	(1,805)

Total income	1,150	129	1,008	201	144	543	(13)	3,162
Operating lease depreciation	-	-	(36)	-	-	-	-	(36)
Adjustment total income	1,150	129	972	201	144	543	(13)	3,126

Cost:income ratio (%)	46.0%	95.3%	59.1%	61.2%	42.4%	63.0%	nm	57.7%

Quarter ended 30 June 2019
Operating expenses	(594)	(145)	(622)	(115)	(60)	(344)	(282)	(2,162)
Operating lease depreciation	-	-	34	-	-	-	-	34
Adjusted operating expenses	(594)	(145)	(588)	(115)	(60)	(344)	(282)	(2,128)

Total income	1,202	138	1,083	191	159	686	621	4,080
Operating lease depreciation	-	-	(34)	-	-	-	-	(34)
Adjustment total income	1,202	138	1,049	191	159	686	621	4,046

Cost:income ratio (%)	49.4%	105.1%	56.1%	60.2%	37.7%	50.1%	nm	52.6%

Appendix Non-IFRS performance measures
4. Net interest margin
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
NatWest Group net interest income	3,852	4,004	1,910	1,942	1,971
NWM net interest income	34	122	(6)	40	91
Net interest income excluding NWM	3,886	4,126	1,904	1,982	2,062
Annualised net interest income	7,746	8,074	7,682	7,811	7,906
Annualised net interest income excluding NWM	7,815	8,320	7,658	7,972	8,271
Average interest earning assets (IEA)	477,898	440,309	497,440	458,514	444,800
NWM average IEA	37,994	33,261	39,874	36,113	34,436
Average IEA excluding NWM	439,904	407,048	457,566	422,401	410,364

Net interest margin	1.62%	1.83%	1.54%	1.70%	1.78%
Bank net interest margin (excluding NWM)	1.78%	2.04%	1.67%	1.89%	2.02%

5. Loan:deposit ratio
	As at
	30 June	31 March	30 June
	2020	2020	2019
	£bn	£bn	£bn
Loans to customers - amortised cost	352,341	351,328	310,631
Customer deposits	408,268	384,800	361,626
Loan:deposit ratio (%)	86%	91%	86%

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 July 2020

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary